UNITED STATES
                      SECURITIES AND EXCHANGE COMMISSION
                           Washington, D. C.  20549


                                  FORM 12b-25

                          NOTIFICATION OF LATE FILING

                                                   SEC FILE NUMBER 333-141676
                                                      CUSIP NUMBER 008316 101

(Check One) [ ] Form 10-K   [ ] Form 20-F   [ ] Form 11-K   [X] Form 10-Q
[ ] Form N-SAR [ ] Form N-CSR

For the Period Ended June 30, 2010

     [ ] Transition Report on Form 10-K
     [ ] Transition Report on Form 20-F
     [ ] Transition Report on Form 11-K
     [ ] Transition Report on Form 10-Q
     [ ] Transition Report on Form N-SAR

For the Transition Period Ended ________________

   Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

   If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

                        PART I - REGISTRANT INFORMATION

Full Name of Registrant:              Aftermarket Enterprises, Inc.
Former Name if Applicable:            N/A
Address of Principal
Executive Office:                     933 S. 4th Street, Unit A,
                                      Grover Beach, CA 93433


                       PART II - RULES 12b-25 (b) and (c)

If the subject report could not be filed without unreasonable effort or expense, and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate) [X]

   (a) The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

   (b) The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-SAR or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date.

   (c) The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

                             PART III - NARRATIVE

   The Company is in the process of completing our review of the financial statements for the quarter ended June 30, 2010, and believes that the subject Quarterly Report will be available for filing on or before August 23, 2010.

PART IV - OTHER INFORMATION

(1)  Name and address of person to contact in regard to this notification:

Adam Anthony
933 S. 4th Street, Unit A
Grover Beach, CA 93433


(2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the Registrant was required to file such report(s) been filed?
If the answer is no, identify report(s).
[X] Yes  [ ] No

(3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?
[ ] Yes  [X] No

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

Aftermarket Enterprises, Inc. has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date:  August 16, 2010        By:  /s/Adam Anthony
       ---------------             --------------------------
                                      Adam Anthony
                                      Chief Financial Officer